August 28, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:

CONMED Corporation ("ConMed" or the "Company")
Definitive Additional Soliciting Materials

Filed by Voce Catalyst Partners LP, et al.

Filed August 19, 2014
File No. 000-16093

Definitive Additional Soliciting Materials

Filed by Voce Catalyst Partners LP, et al.

Filed August 21, 2014

File No. 000-16093

Dear Mr. Orlic:

On behalf of Voce Catalyst Partners LP and its affiliates ("Voce"), James W. Green, Joshua H. Levine and J. Daniel Plants (each, a "Filing Person" and, collectively with Voce, the "Filing Persons"), we are responding to your letter dated August 20, 2014 in connection with the definitive additional soliciting materials on Schedule 14A filed on August 19, 2014 (the "August 19 Materials") and your letter dated August 27, 2014 in connection with the definitive additional soliciting materials on Schedule 14A filed on August 21, 2014 (the "August 21 Materials"). We have reviewed the comments of the staff of the Securities and Exchange Commission (the "SEC") and respond below. The comments are restated below in italics, with our responses following. For your convenience, we are emailing to your attention a copy of this letter.

August 19 Materials

General

David L. Orlic August 28, 2014 Page 2
1.	Please advise how you determined that it was appropriate to refer to Mr. Mandia as a “local” olive oil importer, or refrain from making such statements in future filings.

In response to your comment, the Filing Persons respectfully note that Mr. Mandia is part of the contingent on the board of directors of ConMed (the "Board") that lives in the Utica, New York area. As such, Mr. Mandia qualifies as a "local" olive oil importer despite importing olive oil from international locations. The Filing Persons previously criticized ConMed for only allowing denizens of Utica to serve as members of the Board until August 2013 and were attempting to identify Mr. Mandia as a member of such group. In future filings, the Filing Persons will clarify that Mr. Mandia is an olive oil importer who is a denizen of Utica, New York.

August 21 Materials

Slide 5

1.	Please provide support for the assertion that Voce has been “a successful change agent” in the four noted instances.

In response to your comment, the Filing Persons respectfully provide support for the assertion that Voce has been "a successful change agent" for Obagi Medical Products, Inc. ("OMPI"), Harmonic, Inc. ("HLIT"), Solta Medical, Inc. ("SLTM") and Intevac, Inc. ("IVAC") below:

Obagi Medical Products, Inc.:

In the spring of 2012, after several calls and meetings with OMPI's management team, Voce wrote public letters to its board of directors (the "Obagi Board") which, among other things, criticized the Obagi Board’s adoption of a shareholder rights plan, urged shareholders to vote against the rights plan at the 2012 annual meeting of shareholders (the "Obagi Annual Meeting") and called for OMPI to explore strategic alternatives. In addition to criticizing the shareholder rights plan generally, Voce raised concerns about specific aspects of the plan. OMPI thereafter amended their rights plan in line with Voce's specific concerns. In addition, the rights plan was voted down by shareholders despite being supported by Institutional Shareholder Services. At the Obagi Annual Meeting, Voce expressed its views that the Obagi Board should view the vote as a referendum on their actions and make additional changes.

Dissatisfied with the pace of change, on December 3, 2012, Voce announced that it was launching a proxy contest to replace the entire Obagi Board. Voce submitted its last nomination notice on January 28, 2013. On March 20, 2013, OMPI sold itself to Valeant Pharmaceuticals International, Inc. OMPI never filed a preliminary proxy statement for its 2013 annual meeting of shareholders.

David L. Orlic August 28, 2014 Page 3

We refer you to the filings made with the SEC by Voce in connection with OMPI during the aforementioned time period (File No. 001-33204). In addition, links to relevant press releases issued by Voce are provided below.1

Harmonic, Inc.:

In 2012, Voce had several meetings with the management of HLIT and exchanged private letters in which it expressed concerns about HLIT's capital structure and capital allocation processes. Dissatisfied with the pace of change, on February 13, 2013, Voce wrote a public letter to the board of directors of HLIT (the "Harmonic Board") in which, among other things, Voce called for a $100 million tender offer, a moratorium on acquisitions and Harmonic Board reform. On Friday, April 19, 2013, Voce delivered its notice of intent to nominate three director candidates to the Harmonic Board (the "Nomination Notice"). On Monday, April 22, 2013 (the next business day), HLIT announced that the Chairman of the Harmonic Board would retire and that HLIT would commence a $100 million tender offer. HLIT publicly announced these actions on Monday, April 22, 2013, despite the fact that its first quarter earnings call was previously scheduled for Tuesday, April 23, 2013, when in Voce's experience it would have been customary for HLIT to make both announcements together. Voce later withdrew the Nomination Notice.

Links to relevant press releases issued by Voce are provided below.2

Solta Medical, Inc.:

During 2011 and 2012, Voce had several meetings with management of SLTM. On January 29, 2013, SLTM issued 15% of its shares of common stock in an acquisition, which followed a string of acquisitions in which SLTM issued equity. On April 11, 2013, SLTM filed its proxy statement for the 2013 annual meeting of shareholders (the "SLTM Annual Meeting") in which it revealed it was seeking shareholder approval to double its authorized share count.

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1 http://www.businesswire.com/news/home/20120210005646/en/Voce-Capital-Sends-Letter-Obagi-Medical-Products;

http://www.businesswire.com/news/home/20120217005099/en/Voce-Capital-Addresses-Response-Obagi-Board-Directors;

http://www.businesswire.com/news/home/20120529005912/en/Voce-Urges-Fellow-Obagi-Shareholders-Vote-Poison;

http://www.businesswire.com/news/home/20120606006633/en/Voce-Capital-Leads-Obagi-Shareholders-Overwhelmingly-Defeat;

http://www.businesswire.com/news/home/20121015006411/en/Voce-Capital-Updates-Fellow-Obagi-Shareholders;

http://www.businesswire.com/news/home/20121203005625/en/Voce-Capital-Launches-Proxy-Contest-Replace-Obagi

2 http://www.businesswire.com/news/home/20130213005417/en/Voce-Capital-Sends-Letter-Harmonic-Board-Directors;

http://www.businesswire.com/news/home/20130708005818/en/Voce-Capital-Continue-Monitoring-Harmonic

David L. Orlic August 28, 2014 Page 4

In the meantime, the price of SLTM stock decreased from $2.62 at the time of the acquisition to $1.75 in May 2013.

Voce informed SLTM management that it would oppose the share issuance and wrote a public letter urging other shareholders of SLTM to do the same. Voce expressed its views at the SLTM Annual Meeting and the share issuance was defeated despite being supported by Institutional Shareholder Services.

During the course of the summer and the fall of 2013, Voce further publicly expressed concerns about SLTM's corporate governance and called on SLTM to form a committee to explore strategic alternatives. During this time, SLTM removed its founder from the SLTM Board and replaced its Chief Executive Officer. On December 16, 2013, SLTM announced that it would be acquired by Valeant, Inc.

Links to relevant press releases issued by Voce are provided below.3

Intevac, Inc.:

During the summer and fall of 2013, Voce had several meetings with IVAC management whereby Voce expressed its concerns with IVAC's performance and in particular its capital allocation and corporate governance. IVAC's management consistently responded that the policy of the board of directors of IVAC (the "Intevac Board") was to retain capital for investment purposes. On November 19, 2013, Voce expressed a desire for representation on the Intevac Board for the first time. On November 21, 2013, IVAC announced that it had authorized a share repurchase program for the first time in its history, and on December 10, 2013, IVAC appointed a new director to the Intevac Board.

Dissatisfied with the pace of change, on March 18, 2014 Voce filed its preliminary proxy statement in connection with the annual meeting of shareholders to be held on May 14, 2014. On May 12, 2014, Voce and IVAC entered into a settlement agreement whereby, among other things, IVAC appointed Voce nominee Marc C. Giles to the Intevac Board.

We refer you to the filings made with the SEC by Voce in connection with IVAC during the aforementioned time period (File No. 000-26946). In addition, links to relevant press releases issued by Voce are provided below.4

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3 http://www.businesswire.com/news/home/20130814005950/en/Voce-Capital-Responds-Appointment-Solta-CEO;

http://www.businesswire.com/news/home/20130719005145/en/Voce-Capital-Sends-Letter-Solta-Demanding-Formation;

http://www.businesswire.com/news/home/20130610005422/en/Voce-Capital-Announces-Defeat-Solta-Share-Increase;

http://www.businesswire.com/news/home/20130507006955/en/Voce-Capital-Opposes-Solta-Medical%E2%80%99s-Plan-Double

4 http://www.businesswire.com/news/home/20140512005700/en/Intevac-Reaches-Settlement-Agreement-Voce-Capital-Appoints;

http://www.businesswire.com/news/home/20140505006111/en/Voce-Capital-Intevac-Blatantly-Misleads-Shareholders-Voce%E2%80%99s;

http://www.businesswire.com/news/home/20140505005490/en/Intevac-Issues-Open-Letter-Stockholders;

http://www.businesswire.com/news/home/20140501006169/en/ISS-Supports-Voce-Capital%E2%80%99s-Call-Change-Intevac

David L. Orlic August 28, 2014 Page 5

Slide 19

2.	Please provide support for the assertion, also appearing on Slide 35, that the quoted statements made during the Alere proxy contest were those of Joele Frank, rather than Alere itself.

In response to your comment, the Filing Persons respectfully note that Voce has specified in previous filings that the quoted statements can be attributed to both Alere and Joele Frank, as Alere's public relations firm.5 The Filing Persons attributed such quote to Joele Frank without clarifying that they may also be attributed to Alere in the August 21 Materials for purposes of brevity. The Filing Persons will refrain from attributing such statements solely to Joele Frank in future filings.

Slide 31

3.	Please advise how you determined that it was appropriate to refer to Mr. Plants as an “executive” at Sullivan & Cromwell. As a junior associate at this large law firm, he would in the normal course have had no management responsibilities. Alternatively, you may cease referring to this position in this manner in future filings.

In response to your comment, the Filing Persons respectfully note that on slide 8 of the August 21 Materials, as well as in past filings,6 Voce specifically stated that Mr. Plants was previously a corporate attorney at Sullivan & Cromwell.7 The reference to Mr. Plants as having formerly served as an executive at Sullivan & Cromwell resulted from the Filing Person's attempt at brevity and not as an attempt to misstate Mr. Plants' employment history. The Filing Persons will refrain from referring to Mr. Plants as having been an executive at Sullivan & Cromwell in future filings.

4.	Please provide support for the assertion that Mr. Lande is “lacking relevant work experience” and “owned ConMed stock for less than 2 months at time appointed to Board.”

In response to your comment, the Filing Persons respectfully note that Mr. Lande is an investor and activist fund manager without any operating experience in healthcare. In addition, prior to his appointment as a director of the Company, Mr. Lande did not have any

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5 See the definitive additional materials filed by Voce with the SEC on August 15, 2014.

6 See the definitive proxy statement filed by Voce with the SEC on August 14, 2014.

7 See the definitive proxy statement filed by Voce with the SEC on August 14, 2014.

David L. Orlic August 28, 2014 Page 6

public company board experience. Therefore, the Filing Persons believe that Mr. Lande lacks the relevant work experience to serve as an effective director of the board of the Company.

According to the Company's proxy statement in connection with the 2014 annual meeting of shareholders of the Company (the "Company Proxy Statement"), filed with the SEC on August 8, 2014, Mr. Lande first acquired ConMed stock on December 30, 2013,8 signed the standstill agreement on February 25, 2014,9 and was appointed as a director of the Company on March 1, 2014.10 Therefore, the number of days between the date Mr. Lande first acquired ConMed stock and (i) the date on which signed the standstill agreement is 57 days; and (ii) the date on which he was appointed as a director is 61 days. In future filings, the Filing Persons will state that Mr. Lande owned ConMed stock for “less than two months” at the time he signed the standstill agreement, or “for approximately two months” at the time appointed to the Board.

Very truly yours,

/s/ David Rosewater
David Rosewater

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8 See pages A-3 to A-4 of the Company Proxy Statement.

9 See the Company’s 8-K filed on February 26, 2014.

10 See page 12 of the Company Proxy Statement.